UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

STAAR Surgical Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS
Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,028,638

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,028,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,028,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,028,638

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,028,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,028,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
[_]
17.3%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

6,028,638

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER

6,028,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,054,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	852312305

Item 1.	Security and Issuer.

STAAR Surgical Company, Common Stock, par value $0.01 per share (the "Shares") STAAR Surgical Company 1911 Walker Avenue Monrovia, California 91016

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 24, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 24, 2009.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 24, 2009.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 6,028,638 Shares, constituting 17.3% of the Shares of the Issuer, based upon the 34,906,961 Shares deemed outstanding as of May 10, 2010.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,028,638 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,028,638 Shares.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 6,028,638 Shares, constituting 17.3% of the Shares of the Issuer, based upon the 34,906,961 Shares deemed outstanding as of May 10, 2010.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,028,638 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,028,638 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 6,054,538 Shares, constituting 17.3% of the Shares of the Issuer, based upon the 34,906,961 Shares deemed outstanding as of May 10, 2010.

Neal C. Bradsher has the sole power to vote or direct the vote of 25,900 Shares; has the shared power to vote or direct the vote of 6,028,638 Shares; has sole power to dispose or direct the disposition of 25,900 Shares; and has shared power to dispose or direct the disposition of 6,028,638 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)	There were no transactions in the Shares by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As was previously disclosed, on December 14, 2007, Broadwood Partners, L.P. (the "Partnership") entered into (i) a senior promissory note (the "Original Note") with the Issuer by which the Partnership has loaned $5 million to the Issuer over a term of three years and at an interest rate of 7% per annum and (ii) a warrant agreement granting the right to purchase up to 700,000 shares of Common Stock at an exercise price of $4, exercisable for a period of six years.  The Original Note also provides that if the Issuer has any indebtedness outstanding on the Original Note on June 1, 2009, the Issuer will issue additional warrants on the same terms as set forth in the warrant agreement in a number equal to 700,000 times the percentage of the original $5 million principal that remains outstanding.

As was previously disclosed, on April 2, 2009, the Partnership and the Issuer entered into a Temporary Waiver Agreement with respect to any event of default that may occur, or may be deemed to have occurred, under the Original Note as a result of the judgment in the case of Parallax Medical Systems, Inc. v. STAAR.  In consideration of the Temporary Waiver Agreement, the Issuer agreed to amend the Original Note to grant to the Partnership a security interest in all of the Issuer's assets to secure the Issuer's obligations under the Original Note.  To effectuate this grant of a security interest, as of April 13, 2009 the Issuer and the Partnership entered into an Amended and Restated Senior Secured Promissory Note and a Security Agreement.

Apart from the grant of a security interest, the terms and conditions of the Amended and Restated Senior Secured Promissory Note (the "Amended Note") are identical in all material respects to the terms and conditions of the Original Note.

On June 22, 2010, the Issuer paid in full the Amended Note including accrued interest.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Temporary Waiver Agreement, dated April 2, 2009, by and between the Partnership and the Issuer (filed with the Commission on Form 10-K by the Issuer on April 2, 2009 (incorporated by reference))

Exhibit C: Amended and Restated Senior Secured Promissory Note between the Issuer and the Partnership, dated April 13, 2009 (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

Exhibit D: Security Agreement by and between the Issuer and the Partnership, dated April 13, 2009 (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER *

June 28, 2010

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of STAAR Surgical Company.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 28th day of June, 2010.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

SK 22056 0001 1111943